

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Via U.S. Mail and Facsimile to 972-403-7659

Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

> **RE: CareView Communications, Inc.**
> **Registration Statement on Form 10, as amended by**
> **Amendment No. 2**
> **Filed November 12, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-54090**

Dear Mr. Greco:

We have reviewed your filings and have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments and the information you provide in response to these comments, we may have additional comments. We welcome any questions you may have about our comments or any other aspect of our review.

Amendment No. 2

1.   Please ensure that all future amendments to your Form 10 comply with the complete requirements of that form, as opposed to providing changed pages only.

Note M – Subsequent Events

Subscription and Investor Rights Agreement with T2 Consulting, LLC and Tommy G. Thompson

2.   We note in your response to comment four that the Company has determined that the GII Owner's Put should be recorded as a financial instrument at the beginning of the GII

Owner's Put period which is September 1, 2011, the first date at which the Fair Market Value of the GII Owner's Put can be determined. It seems the Owner's Put would have value to a holder prior to the GII Owner's Put period. Please explain to us why it is not necessary for you to record a liability for the estimated fair value for this financial instrument in your historical financial statements for periods prior to September 1, 2011.

Note M – Joint Venture Agreement, page F-48

3.   We note your response to comment six indicates that you have determined that the Project LLCs are variable interest entities (VIE). Please conform the disclosures about your "joint ventures" with Rockwell Holdings I, LLC (Rockwell) to make them consistent with your determination that these ventures are VIEs. Please also include the disclosures required for VIEs pursuant to ASC 810-10-50-7 through 810-10-50-14 and revise your September 30, 2010 Form 10-Q accordingly.

Form 10-Q filed on November 15, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Recent Events, page 26

4.   We note you issued a Promissory Note for $2,270,640 and other warrants to an entity in connection with your Ricoh Purchase Order. Please revise to provide the name of the entity and file any material agreements.

Item 4. Controls and Procedures, page 29

5.   We note your disclosure controls and procedures are not effective due mainly to not being able to segregate duties sufficiently. Please revise to disclose the steps you are taking to ameliorate these issues.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

                                        Sincerely,

                                        /s/ Paul Fischer for

                                        Larry Spirgel
                                        Assistant Director